February 15, 2024

VIA EDGAR

Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Amplify Commodity Trust
Breakwave Tanker Shipping ETF
Registration Statement on Form S-1 (File No. 333-266945) (the “Registration Statement”)

Dear Ms. Livingston:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amplify Commodity Trust (the “Trust”) hereby respectfully requests that Post-Effective Amendment No. 3 to the Registration Statement be declared effective on Thursday, February 15, 2024, at 3:30 p.m. ET, or as soon thereafter as practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Eversheds Sutherland (US), LLP, by calling Eric Simanek at (202) 220-8412.

Amplify Commodity Trust

By:	Amplify Investments LLC,
its Sponsor

By:	/s/ David Wilding
David Wilding
Chief Operating Officer